February 27, 2019

Lisa Averbuch
Chief Executive Officer
Celexus, Inc
8275 S. Eastern Ave. Suite 200
Las Vegas, Nevada 89123

       Re: Celexus, Inc
           Registration Statement on Form 10-12G
           Filed February 5, 2019
           File No. 000-52069

Dear Ms. Averbuch:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10 filed February 5, 2019

Jumpstart Our Business Startup Acts, page 3

1. It appears that the company may not qualify as an Emerging Growth Company under the
      JOBS Act. We note that Jackson Ventures, Inc. had an effective registration statement in
      2006 for a secondary offering. Under Section 101(d) of the JOBS Act, a registrant does not qualify as an Emerging Growth Company "if the first sale of common equity securities of such issuer pursuant to an effective registration statement under the Securities Act of
      1933 occurred on or before December 8, 2011." Under Question 2 of
Generally
      Applicable Questions on Title I of the JOBS Act, the phrase "first sale of common equity securities" includes a selling shareholder's secondary offering on a resale registration statement.
Business Overview, page 6

2. Based on the information provided in your registration statement, it appears that you are a
 Lisa Averbuch
FirstName LastNameLisa Averbuch
Celexus, Inc
Comapany NameCelexus, Inc
February 27, 2019
February 27, 2019 Page 2
Page 2
FirstName LastName
         shell company as defined in Rule 405 of the Securities Act. We note that you have nominal assets (consisting only of cash), that you have no revenues to date, and that you appear to have nominal operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares, as well as the restrictions imposed on such companies. We note that you refer to yourself as a shell company in the risk factor on page 14 relating to Rule 144.
3. In your first paragraph, please explain what is meant by the phrases "high growth businesses and technologies" and "an attractive win win proposal." Describe the nature of the "specific criteria and standards" you refer to. Delete or revise the phrase "highly-
         seasoned and well-trained team of industry professionals," as you currently have no employees.
4. Explain the nature of the 2018 Farm Bill and its relevance to your business plan.
5. Please provide objective support for your claims that hemp has over 50,000 uses and that
         CBD oil can treat hundreds of medical issues. Provide us with copies of any reports that you may cite or upon which you rely. Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.
6. Please clarify how you expect to become "a leading supplier of both seeds and clones."
         You state that most seeds are patented, and that finding quality seeds is difficult and costly.
7. Please clarify the phrase at the bottom of page 8, "to avoid risking stagnant or contaminated biomass because of third party extraction labs being at full capacity."
8. You refer on page 9 to Bio Distribution being your "first acquisition." Please revise to disclose the material details of this transaction.
9. Please clarify the nature of the licenses you mention at the bottom of page 9
Risk Factors, page 10

10. We note your risk factor on page 11 stating that you will be subject to extensive government regulation. Please provide a thorough discussion of the nature of those regulations and how they will impact your business.
11. In your risk factor on page 11 relating to dependence on key personnel, you state that there is no formal requirement that Ms. Averbuch allocate a specific amount of time to your company. Please revise to clarify what percentage of her business time she expects to be spending on developing the company's business plan.
12. Please revise your risk factor on page 11 discussing competition to provide more specific, rather than generic, disclosure regarding your competitors.
 Lisa Averbuch
FirstName LastNameLisa Averbuch
Celexus, Inc
Comapany NameCelexus, Inc
February 27, 2019
February 27, 2019 Page 3
Page 3
FirstName LastName

13. Revise your risk factor on economic conditions to clarify how such changes in the general economic conditions could impact the company.
Management's Discussion and Analysis of Financial Condition, page 16

14. Discuss your plan of operation in greater detail, including your expected timetable to becoming a supplier of seeds and clones. Include in your discussion specific milestones, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first sales. Explain clearly what steps you have taken to date and which steps remain to be implemented.
Liquidity and Capital Resources, page 17

15. Please disclose the working capital needs you anticipate for at least the next 12 months.
         Please also disclose if you have sufficient resources to meet those needs. If you do not have adequate resources, please revise to address how you intend to fund current operations for the forseeable future. Please refer to Item 303(a) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 18

16. We note your statement that Lisa Averbuch is the control person of Global Services
         Unlimited Group, Inc. Please revise to disclose her proportional beneficial ownership of the shares held by Global Services Unlimited Group and any additional shares that she may own directly. We refer you to the definition of beneficial ownership in Rule 13d-
         3 of the Securities Exchange Act of 1934.
Directors and Executive Officers, page 19

17. Please identify the various other companies of which Lisa Averbuch is currently serving as president, and the current status of those companies, for example, the extent to which they are currently active, and how much of her business time they occupy.
Item 13. Financial Statements and Supplementary Data, page 22

18. Please update your financial statements for the most recent interim period consistent with the requirements of Article 8 of Regulation S-X.
19. You filed a Form 8-K on February 25, 2019 announcing your acquisition of Bio-
         Distribution. Please tell us how you considered if the Bio-Distribution acquisition was significant pursuant to Rule 8-04 of Regulation S-X. If it was significant, please either revise to provide the acquired company's applicable historical financial statements and pro forma financial information or confirm that they will be provided on an amended Form 8-
         K within 71 calendar days after the due date of the initial report on Form 8-K. Please also refer to Rule 8-05 of Regulation S-X.
 Lisa Averbuch
Celexus, Inc
February 27, 2019
Page 4
Statements of Stockholders' Deficit, page F-4

20. Please revise the titles of your financial statements on pages F-4 and F-5 to reflect the actual financial statement you are presenting.
Notes to Financial Statements
Note 1. Organization and Going Concern, page F-6

21. Referencing the third paragraph on page F-6, please disclose in more detail the nature of companies you are looking to acquire and how this relates to your acquisition of Bio-
      Distribution, as described on page 9.
Note 8 - Subsequent Events, page F-12

22. We note your discussion of the Bio-Distribution acquisition on page 9. Please disclose how you accounted for this transaction and, to the extent applicable, provide the disclosures required by ASC 805-10-50.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Lisa
Etheredge, Senior Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Advisor, at (202) 551-3436 or Celeste Murphy, Legal Branch Chief, at
(202) 551-
3257 with any other questions.



                                                             Sincerely,
FirstName LastNameLisa Averbuch
                                                             Division of
Corporation Finance
Comapany NameCelexus, Inc
                                                             Office of
Telecommunications
February 27, 2019 Page 4
cc:       Elaine Dowling
FirstName LastName